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                                                    Filed by USA Broadband, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

The following press release was disseminated on May 30, 2002 with respect to the addition of Ronald Spears to the board of directors of USA Broadband, Inc.

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NEWS
RONALD SPEARS JOINS USA BROADBAND, INC.
BOARD OF DIRECTORS
PETALUMA, Calif., May 24, 2002 -- USA Broadband, Inc., (OTC Bulletin Board:
USBU.OB), a national access provider of digital television and high-speed Internet services, today announced changes to its board of directors.

The Company said Ronald E. Spears has been elected by shareholders to its five-member board. Mr. Spears leads AT&T's efforts to sell customized global outsourcing engagements, managed services, networking professional services, hosting and enhanced applications such as e-contact and e-business solutions as the President of AT&T Solutions. AT&T's customers for these high-growth services include Fortune 500 companies.

Throughout his 25-year career in telecommunications and other high-tech industries, Mr. Spears has held leadership positions in sales, marketing, operations and strategy development. He has launched and grown startup technology companies, built an Internet professional services firm, operated one of the nation's fastest growing CLECs and helped create a $1 billion local exchange company.

Prior to joining AT&T in March 2002, Mr. Spears was Chairman of Vaultus, Inc. (formerly MobileLogic), which provides wireless mobility solutions for enterprise customers. Before that, he served as President and CEO of CMGI Solutions, where he helped build this $100 million enterprise-focused Internet solutions provider for the CMGI portfolio. Mr. Spears also served as President and COO of e.spire Communications, an integrated communications provider, where he managed day-to-day business operations and saw significant growth in revenue and market share. From 1995 to 1998, he was Corporate Vice President at Citizens Utilities, managing the company's

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independent telephone company operations in 13 states. A pioneer in the competitive long-distance industry, Mr. Spears worked for MCI from 1984 to 1990. He managed the MCI Midwest division, where he assisted in creating a national account sales effort that led to MCI's first sales to major corporate customers.

Mr. Spears began his career in telecommunications as a manager of AT&T Long Lines in 1978, following eight years as an officer in the U.S. Army. He is a graduate of the United States Military Academy at West Point and holds a Master's Degree in Public Service from Western Kentucky University. He also serves on the Board of Directors of RateXchange, Inc., a brokerage services firm that combines its expertise in bandwidth and other emerging commodity markets with securities brokerage and investment banking activities.

Edward Mooney, Interim CEO of USA Broadband, Inc. said, "We are pleased to add Ronald Spears to our leadership team. We should benefit from his experience in developing growth companies in the telecommunications industry."

The Company also announced that John R. Evans has resigned as board member and non-executive to pursue other interests.

Spears joins Douglas Cole, Jon Eric Landry, Mooney, and Russell Myers, on the USABroadband board.

About USA Broadband, Inc.

USA Broadband, Inc. (formerly Optika Investment Company, Inc.; "USA Broadband" or the "Company ") is a publicly-traded Delaware corporation positioning itself to become a provider of digital television, entertainment, data, Internet and broadband services.